SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
 SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

ZAIS GROUP HOLDINGS, INC.
 (Name of Issuer)

ZAIS GROUP HOLDINGS, INC.
ZGH MERGER SUB, INC.
Z ACQUISITION LLC
CHRISTIAN ZUGEL
DANIEL A. CURRY
(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98887G106
 (CUSIP Number of Class of Securities)

Mark Russo General Counsel ZAIS Group Holdings, Inc. Two Bridge Avenue, Suite 322 Red Bank, NJ 07701-1106 (732) 978-7518	Christian Zugel Two Bridge Avenue, Suite 322 Red Bank, NJ 07701 (732) 530-3610

(Name, Address and Telephone Numbers of Persons Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Warren S. de Wied John Liftin Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-4000	Thomas Giegerich Brian Hoffmann McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173 (212) 547-5400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction Valuation* $58,102,321.80		Amount of Filing Fee* $7,233.74

*
In accordance with Exchange Act Rule 0-11(c) and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, the filing fee of $7,233.74 was determined by multiplying 0.0001245 by $58,102,321.80, which represents the sum of (x) the purchase price of $26,650,000 payable pursuant to the Share Purchase Agreement, plus (y) the aggregate Merger Consideration of $31,452,321.80. The aggregate Merger Consideration was calculated based on the sum of (i) 7,567,615 outstanding shares of Class A Common Stock as of February 14, 2018 to be acquired pursuant to the merger multiplied by the $4.10 per share Merger Consideration and (ii) 103,683 shares of Class A Common Stock subject to restricted stock units as of February 14, 2018 multiplied by the $4.10 per share Merger Consideration.

☒	Fee paid previously with preliminary materials.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,996.74	Filing Party: ZAIS Group Holdings, Inc.
Form or Registration No.: Schedule 14A	Date Filed: February 16, 2018

Amount Previously Paid: $3,237	Filing Party: Christian Zugel and Z Acquisition LLC
Form or Registration No.: Schedule 13E-3	Date Filed: November 21, 2017

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this "Transaction Statement"), amends Amendment No. 3 to the Transaction Statement on Schedule 13E-3, together with the exhibits thereto ("Amendment No. 3"), filed with the Securities and Exchange Commission (the "SEC") on March 30, 2018 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (i) ZAIS Group Holdings, Inc., a Delaware corporation (the "Company"), (ii) ZGH Merger Sub, Inc., a Delaware corporation ("Sub"), (iii) Christian Zugel, a citizen of the Federal Republic of Germany ("Mr. Zugel"); (iv) Z Acquisition LLC, a Delaware limited liability company ("Z Acquisition"); and (v) Daniel Curry, a citizen of the United States of America ("Mr. Curry").

Amendment No. 3 amended Amendment No. 2 to the Transaction Statement on Schedule 13E-3, together with the exhibits thereto ("Amendment No. 2"), filed by the Filing Persons with the SEC on March 19, 2018. Amendment No. 2 amended Amendment No. 1 to the Transaction Statement on Schedule 13E-3, together with the exhibits thereto ("Amendment No. 1"), filed by the Filing Persons with the SEC on February 16, 2018. Amendment No. 1 amended the Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the "Initial Statement"), filed with the SEC on November 21, 2017 by Mr. Zugel and Z Acquisition.

The Initial Statement related to the Share Purchase Agreement, dated September 5, 2017 (as amended from time to time, the "Share Purchase Agreement"), by and among Mr. Zugel, Z Acquisition and Ramguard LLC (successor by conversion to and formerly known as d.Quant Special Opportunities Fund, L.P.) ("Ramguard"). Pursuant to the Share Purchase Agreement, Z Acquisition agreed to acquire (the "Share Purchase") 6,500,000 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of the Company, held by Ramguard (the "Target Shares"). Mr. Zugel, the Company's Chairman and Chief Investment Officer, is the sole managing member of Z Acquisition.

Amendment No. 1 was filed to reflect that (i) on January 11, 2018, Z Acquisition entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company and Sub pursuant to which Sub will be merged with and into the Company (the "Merger") and each share of Class A Common Stock outstanding immediately prior to the effective time of the Merger (other than certain excluded shares) will be converted into the right to receive $4.10 in cash, (ii) Mr. Curry, who is a member of Z Acquisition, holding a 40% equity interest therein, had become the President and Chief Executive Officer and a director of the Company, and (iii) Mr. Zugel, Z Acquisition and Ramguard had amended and restated the Share Purchase Agreement (the "A&R Share Purchase Agreement") to provide for the purchase of 6,500,000 shares of Class A Common Stock owned by Ramguard at a price of $4.10 per share.

Concurrently with the filing of Amendment No. 3, the Company filed with the SEC a definitive proxy statement (the "Definitive Proxy Statement") under Regulation 14A of the Exchange Act. The Company's board of directors (the "Board") will solicit proxies from stockholders of the Company in connection with the Merger pursuant to the Definitive Proxy Statement. The Definitive Proxy Statement is attached hereto as Exhibit (a)(1), and a copy of the Merger Agreement is attached to the Definitive Proxy Statement as Annex A and is incorporated herein by reference. A copy of the A&R Share Purchase Agreement is attached to the Definitive Proxy Statement as Annex D and is incorporated herein by reference. Pursuant to General Instruction F to Schedule 13E-3, the information in the Definitive Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information set forth in the Definitive Proxy Statement. The cross-references in Amendment No. 3, supplied pursuant to General Instruction G to Schedule 13E-3, show the location in the Definitive Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined in this Transaction Statement have the meanings given to them in the Definitive Proxy Statement.

On May 1, 2018, the Share Purchase was consummated pursuant to the A&R Share Purchase Agreement. On May 18, 2018, (i) the Merger was consummated pursuant to the Merger Agreement, and (ii) the transactions contemplated by the Investment Agreement, dated January 11, 2018, by and among ZAIS Group Parent, LLC,  a Delaware limited liability company and the Company's majority-owned subsidiary ("ZGP"), Z Acquisition and Mr. Zugel (solely for purposes of Section 4.02 thereof) (the "Investment Agreement") were consummated.

This Amendment No. 4 is being filed to report the results of the Rule 13e-3 transaction.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company, and all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement was supplied by such Filing Person.

Item 15. Additional Information.

Regulation M-A, Item 1011

Item 15(c) of the Transaction Statement is hereby amended and supplemented as follows:

On May 1, 2018, the Share Purchase was consummated pursuant to the A&R Share Purchase Agreement.

On May 17, 2018, (i) at the Company's annual meeting of stockholders, the requisite approvals to consummate the Merger required pursuant to Delaware law and the Merger Agreement were obtained. On May 18, 2018, (i) the Merger was consummated pursuant to the Merger Agreement, and (ii) the transactions contemplated by the Investment Agreement were consummated.

As a result of the Merger:

•	The Company will be eligible to terminate, and intends to terminate, its Exchange Act reporting obligations.

•	The Company has no public shareholders, and is controlled by Mr. Zugel and his affiliates.
•
Each share of Class A Common Stock, outstanding immediately prior to the effective time of the Merger, was cancelled and converted into the right to receive $4.10 in cash, without interest and less any required withholding taxes, other than (i) shares owned by Z Acquisition, (ii) shares beneficially owned by the members of Z Acquisition (including Mr. Zugel and Mr. Curry), Mr. Zugel's current spouse, and certain trusts for members of Mr. Zugel's family (Z Acquisition, the members of Z Acquisition, Mr. Zugel's current spouse, and the trusts are referred to collectively as the "Parent Group"), and (iii) shares for which appraisal rights have been properly and validly perfected and not waived, withdrawn, or lost.

•
Each restricted stock unit ("RSU") granted under the ZAIS Group Holdings, Inc. 2015 Stock Incentive Plan that was outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive $4.10 in cash for the number of shares of Class A Common Stock underlying such RSUs.

•
On May 18, 2018, the Company notified NASDAQ of the completion of the Merger, and requested that NASDAQ (i) suspend trading of shares of Class A Common Stock on the Nasdaq Capital Market and (ii) file with the SEC a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, to delist the Shares from the Nasdaq Capital Market and to deregister the Shares under Section 12(b) of the Exchange Act. The Form 25 becomes effective 10 days after filing, at which time the Class A Common Stock will be delisted from NASDAQ and no public trading market will exist for these shares. Additionally, the Company intends to file with the SEC certifications on Form 15 under the Exchange Act requesting the deregistration of shares of Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company's reporting obligations under Sections 13 and 15(d) of the Exchange Act as promptly as practicable

Item 16. Exhibits.
Regulation M-A, Item 1016

(a)(1)
Definitive Proxy Statement of ZAIS Group Holdings, Inc. (incorporated by reference to the Schedule 14A (File No. 001-35848), filed by the Company with the SEC on March 30, 2018 (the "Definitive Proxy Statement")).

(a)(2)	Form of Proxy Card (incorporated by reference to the Definitive Proxy Statement).

(a)(3)	Letter to the Company Stockholders (incorporated by reference to the Definitive Proxy Statement).

(a)(4)	Notice of Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement).

(a)(5)	Press Release, dated January 12, 2018 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(a)(6)
Letter from Christian Zugel to the Special Committee, dated September 5, 2017 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on September 7, 2017).

(c)(1)	Opinion of Houlihan Lokey Capital, Inc. (incorporated by reference to Annex B of the Definitive Proxy Statement).

(c)(2)
Presentation, dated January 11, 2018, of Houlihan Lokey Capital, Inc. to the Special Committee (incorporated by reference to Exhibit (c)(2) to the Schedule 13E-3/A (File No. 005-87370), filed with the SEC on February 16, 2018).

(c)(3)
Preliminary Discussion Materials, dated November 15, 2017, of Houlihan Lokey Capital, Inc. for the Special Committee (incorporated by reference to Exhibit (c)(3) to the Schedule 13E-3/A (File No. 005-87370), filed with the SEC on February 16, 2018).

(d)(1)
Agreement and Plan of Merger, dated as of January 11, 2018, by and among ZAIS Group Holdings, Inc., Z Acquisition LLC, and ZGH Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(d)(3)
Stockholder Voting and Support Agreement, dated as of January 11, 2018, by and among ZAIS Group Holdings, Inc., Z Acquisition LLC, Christian Zugel, Sonia Zugel, Zugel Family Trust, and Family Trust U/A Christian M. Zugel 2005 GRAT (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(d)(4)
Stockholder Voting and Support Agreement, dated as of January 11, 2018, by and among ZAIS Group Holdings, Inc. and Ramguard LLC, NAR Special Global, LLC, and, for limited purposes, Neil Ramsey (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(d)(5)
Letter Agreement, dated as of January 11, 2018, executed by Daniel Curry (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(d)(6)
Investment Agreement, dated as of January 11, 2018, by and among ZAIS Group Parent, LLC, Z Acquisition LLC and, for limited purposes, Christian Zugel (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(d)(7)
Share Purchase Agreement, dated as of September 5, 2017 by and among Z Acquisition LLC, Ramguard LLC, and Christian Zugel (incorporated by reference to the Schedule 13D/A (File No. 005-87370) filed by Christian Zugel and Z Acquisition LLC (File No. 005-87370) with the SEC on September 6, 2017).

(d)(8)
Amended and Restated Share Purchase Agreement, dated as of January 11, 2018 by and among Z Acquisition LLC, Ramguard LLC, and Christian Zugel (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A (File No. 005-87370) filed by Christian Zugel, Z Acquisition LLC, Zugel Family Trust, Sonia Zugel and Family Trust U/A Christian M. Zugel 2005 GRAT with the SEC on January 16, 2018).

(d)(9)
Second Amended and Restated Limited Liability Company Agreement of Z Acquisition LLC, dated as of January 11, 2018, by and among Z Acquisition LLC, Christian Zugel, Daniel Curry, Sonia Zugel and Zugel Family Trust and the other Members (incorporated by reference to Exhibit 99.11 to the Schedule 13D/A (File No. 005-87370) filed by Christian Zugel, Z Acquisition LLC, Zugel Family Trust, Sonia Zugel and Family Trust U/A Christian M. Zugel 2005 GRAT with the SEC on January 16, 2018).

(d)(10)
Investment Agreement, dated as of September 16, 2014, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC, as amended on October 31, 2014 (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A (File No. 001-35848), filed with the SEC on January 16, 2015).

(d)(11)
Second Amendment to Investment Agreement, dated as of March 4, 2015, by and among HF2 Financial Management Inc., ZGP and the members of ZGP (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 4, 2015).

(d)(12)
Voting Trust Agreement, dated as of March 17, 2015, by and among Christian M. Zugel, Laureen Lim, Sonia Zugel, Family Trust u/ Christian M. Zugel 2005 GRAT, Zugel Family Trust, Christian M. Zugel, as trustee, and the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(13)
Second Amended and Restated Limited Liability Company Agreement of ZAIS Group Parent, LLC, entered into as of March 17, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(14)
First Amendment to the Second Amended and Restated Limited Liability Company Agreement of ZAIS Group Parent, LLC, entered into as of March 20, 2015 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(15)
Second Amendment to the Second Amended and Restated Limited Liability Company Agreement of ZAIS Group Parent, LLC, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on July 27, 2015).

(d)(16)
Exchange Agreement, dated as of March 17, 2015, by and among the Company, ZGP, the Company Unitholders (as defined therein) and Christian M. Zugel (solely in his capacity as the trustee of the ZGH Class B Voting Trust) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(17)
First Amendment to Exchange Agreement by and among ZAIS Group Parent, LLC, ZAIS Group Holdings, Inc., the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee of the ZGH Class B Voting Trust, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on July 27, 2015).

(d)(18)
Registration Rights Agreement, dated as of March 17, 2015, by and among the Company and the Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(19)
Tax Receivable Agreement, dated as of March 17, 2015, by and among the Company and the parties signatory thereto (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(20)
First Amendment to Tax Receivable Agreement by and among ZAIS Group Holdings, Inc. and the other parties signatory thereto, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-35848) filed, with the SEC on July 27, 2015).

(f)	General Corporation Law of the State of Delaware Section 262—Appraisal Rights (incorporated by reference to Annex C of the Definitive Proxy Statement)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    May 21, 2018

ZAIS GROUP HOLDINGS, INC.

By:	/s/ Nisha Motani
Nisha Motani
Chief Financial Officer

ZGH MERGER SUB, INC.

By:	/s/ Nisha Motani
Nisha Motani
Treasurer

Z ACQUISITION LLC

By:	/s/ Christian Zugel
Christian Zugel
Managing Member

CHRISTIAN ZUGEL

/s/ Christian Zugel
Christian Zugel

DANIEL CURRY

/s/ Daniel Curry
Daniel Curry